

May 29, 2012

Via E-mail
Mr. Joe Shockley, Jr.
Chief Financial Officer
BancFirst Corporation
101 N. Broadway
Oklahoma City, OK 73102

     Re: **BancFirst Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 15, 2012
                Form 10-Q for the Quarterly Period Ended March 31, 2012
                Filed May 10, 2012
                Current Report on Form 8-K
                Filed May 26, 2011
                File No. 000-14384

Dear Mr. Shockley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 4. Removed and Reserved, page 22

1.   Please note that Item 4 of Form 10-K pertains to mine safety disclosures and is no longer a "reserved" item.

Signatures, page 101

2. It appears that Mr. Rainbolt is your principal executive officer. Accordingly, please tell us why Messrs. Craig, Daniel, Greer and Johnstone also executed the 10-K as "principal executive officer." Please note that BancFirst can have only one principal executive officer.

Form 10-Q for the Period Ended March 31, 2012

Notes to Consolidated Financial Statements (Unaudited)

Note (5) Loans and Allowance for Loan Losses, page 9

3. Please revise future filings to provide the disclosures for troubled debt restructurings required by ASC 310-10-50-33 and 310-10-50-34 and the associated illustrations set forth in 310-10-55-12.

4. Please revise future filings to address the following related to your troubled debt restructurings (TDRs):
   - Disclose the key factors you consider at the time a loan is restructured to determine whether or not it should accrue interest;
   - Disclose how you determine that a loan has been restructured to be reasonably assured of repayment and of performing according to the modified terms.
   - Discuss how your process for ensuring that a restructured loan is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;
   - Disclose how you measure impairment on your TDRs;
   - Disclose your policy for removing loans from TDR classification; and
   - Disclose whether you have modified any loans that were not accounted for as TDR's. If so, disclose how you determined that they should not be classified as TDR's. Disclose the amount of loans modified and not accounted for as TDR's during each period presented.

Current Report on Form 8-K filed May 26, 2011

Item 5.07. Submission of Matters to a Vote of Securityholders

5. We note that you did not include a discussion of the company's decision with regard to the frequency of future shareholder votes on executive compensation, as required by Item 5.07(d) of Form 8-K. Please advise us where you have provided the discussion, or amend the 8-K. Please note that although you have discussed the company's decision in your proxy filed April 24, 2012, the discussion must be included in either Form 8-K or Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Paul Cline, Staff Accountant, at (202) 551-3851. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney